Golenbock Eiseman Assor Bell & Peskoe LLP
437 Madison Avenue
New York, NY 10022

August 4, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Katherine Wray, Esq.

Re:	Cicero Inc.
Registration Statement on Form S-1
Filed June 24, 2008
File No. 333-151893

Dear Ms. Wray:

On behalf of Cicero Inc. (the “Company”), we are filing herewith Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated July 21, 2008, setting forth comments to the Registration Statement filed by the Company on June 24, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form S-1

Registration Fee Table

1.
Your fee table indicates that you are seeking to register 188,285 warrants, whereas your prospectus appears to seek to register for resale shares of common stock underlying warrants, and not the warrants themselves.  Please revise your fee table as necessary, or advise.

Response: The Company is registering 7,492,348 shares of currently outstanding common stock and 188,285 shares of common stock issuable upon exercise of outstanding warrants. The Company has revised the fee table in the amended Registration Statement accordingly.

Selling Stockholders, page 10

2.
Please expand the filing to describe the material transactions and relationships between Cicero and each of the selling stockholders during the past three years.  See Item 507 of Regulation S-K.  The transactions whereby the currently outstanding shares to be resold were issued and the preferred stock and warrants relating to underlying shares to be resold were issued should be described in materially complete terms.  Please revise the Selling Stockholder section to disclose, or to cross-reference disclosure of, the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares of common or preferred stock or warrants received by them.  It should be clear from your disclosure how each selling stockholder received the shares, and/or shares it may receive upon conversion of preferred stock or exercise of warrants, being offered for such selling stockholder’s account.

Response: The Company has expand the disclosure in the amended Registration Statement to describe the material transactions and relationships between the Company and each of the selling stockholders during the past three years.

3.
Please disclose, if true, that there are no registered broker-dealers among the selling stockholders.  Please also disclose whether there are any affiliates of registered broker-dealers among the selling stockholders and, if so, whether their shares were acquired in the normal course of business and whether there were any agreements to resell these shares at the time they were acquired.  If you cannot make these statements with respect to any selling stockholder that is an affiliate of a broker-dealer, such selling stockholder should be named as an underwriter in the prospectus.

Response: None of the selling stockholders are registered broker-dealer nor are any of the selling stockholders affiliates of registered broker-dealers.

Part II

Item 17, Undertakings

4.
Please revise this section to include the undertaking required by Item 512(h) of Regulation S-K.  We note in this regard that you have included the language called for by Item 512(h) on page 54 of the prospectus.  While we do not object to the inclusion of this language in the prospectus, you should nevertheless properly include the language as an undertaking in Item 17 of Part II of your registration statement.

Response: The Company has included the undertaking required by Item 512(h) of Regulation S-K in Item 17 of Part II of the amended Registration Statement.

Exhibits

Exhibit 5.1, Legal Opinion of Golenbock Eiseman Assor Bell & Peskoe LLP

5.
Your prospectus seeks to register for resale shares of common stock issuable upon conversion of outstanding convertible preferred stock, but the legal opinion filed as Exhibit 5.1 to the registration statement does not address such shares.  Please have counsel file a revised legal opinion that includes its opinion with respect to the shares of common stock issuable upon conversion of the preferred stock, or advise.  Note also that the legal opinion should be provided as of a date as close as possible to requested effectiveness of the registration statement.

Response: The Company is not registering any shares of common stock issuable upon conversion of outstanding convertible preferred stock. Please see the response to Comment No. 1. The Company will however file another legal opinion with the amended Registration Statement dated as of the filing date.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 907-7349.

Sincerely,
/s/ Andrew Hudders
Andrew Hudders

cc:           Mr. John P. Broderick
Cicero Inc.